PROSPECTUS SUPPLEMENT NO. 6 (To Prospectus dated June 28, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-124262
U.S. HELICOPTER CORPORATION
10,096,048 Shares of Common Stock
This prospectus supplement supplements the prospectus dated June 28, 2006, relating to the offer and sale by the selling stockholders identified in the prospectus of up to 10,096,048 shares of common stock of U.S. Helicopter Corporation (“U.S. Helicopter” or the “Company”).
This prospectus supplement includes our Report on Form 8-K dated April 4, 2007, which was filed with the Securities and Exchange Commission on April 4, 2007. The information contained in the Report on Form 8-K included in this prospectus supplement is dated as of the date of such report.
This prospectus supplement should be read in conjunction with the prospectus dated June 28, 2006, and the prospectus supplements dated October 25, 2006, November 17, 2006, December 4, 2006, January 4, 2007 and January 24, 2007, which are to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated June 28, 2006 or the prospectus supplements dated October 25, 2006, November 17, 2006, December 4, 2006, January 4, 2007 and January 24, 2007.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is April 4, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): March 30, 2007
U.S. HELICOPTER CORPORATION
(Exact Name of Registrant as Specified in Charter)
Delaware	001-32580	27-0096927
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)
6 East River Piers, Suite 216, Downtown Manhattan Heliport, New York, NY	10004
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (212) 248-2002
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of us under any of the following provisions (see General Instruction A.2. below):
[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into A Material Definitive Agreement
On March 30, 2007, U.S. Helicopter Corporation ("we") entered into a Securities Purchase Agreement with Cornell Capital Partners, L.P. ("Cornell Capital") pursuant to which we issued convertible debentures in the principal amount of $1,100,000. The debentures are convertible at the option of Cornell Capital any time up to maturity at a conversion price equal to the lesser of $1.45 or 95% of the lowest volume weighted average price of our common stock during the thirty trading days immediately preceding the conversion date or the interest payment date, as applicable, as quoted by Bloomberg, LP, but in no event less than $.001. The debentures are repayable as of June 30, 2007; however, if we are not successful in completing a financing of at least $1.1 million at such time and no event of default occurs under the debentures, the maturity date will be extended until September 30, 2007. The debentures accrue interest at 12% per year payable in our common stock at the rate equal to the conversion price of the debentures in effect at the time of payment. In the event that the maturity date for the debentures is extended, the interest rate under the debentures will increase by two percent per month through and until September 30, 2007. We plan to use the proceeds received in this financing for working capital.
Pursuant to the Securities Purchase Agreement, we issued warrants to Cornell Capital to purchase a total of 155,481 shares of our common stock with the following exercise prices: $1.15 per share (as to 47,827 warrants); $1.35 per share (as to 40,741 warrants); $1.55 per share (as to 35,484 warrants); and $1.75 per share (as to 31,429 warrants). The warrants are exercisable for a period of five years.
We entered into an amended security agreement with Cornell Capital pursuant to which we continued the security interest of Cornell Capital in all our assets which we granted in connection with the original debentures issued by us to Cornell Capital.
We have agreed to prepare and file a registration statement under the Securities Act of 1933, as amended, that includes the shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants issued in this transaction in the event we determine to file a registration statement other than on Form S-4 or Form S-8 and Cornell Capital elects to include the shares issuable upon conversion of the debentures and upon exercise of the warrants in such registration statement.
Commissions to Cornell Capital in connection with this transaction included a fee of 4% of the purchase price of the debentures which we paid in cash ($44,000). We also paid structuring fees to Yorkville Advisors, LLC of $15,000.
Issuance of the securities sold was exempt from registration pursuant to Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act. The securities were sold to an accredited investor in a private transaction without the use of any form of general solicitation or advertising. The underlying securities are "restricted securities" subject to applicable limitations on resale.
Item 2.03.	Creation of a Direct Financial Obligation.
See Item 1.01 above.
Item 3.02.	Unregistered Sales of Equity Securities
See Item 1.01 above.
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Item 9.01.	Financial Statements and Exhibits
(d) Exhibits
10.86	Securities Purchase Agreement dated March 30, 2007 between U.S. Helicopter Corporation and Cornell Capital Partners, LP (exhibits and schedules omitted)	(1)
10.87	Form of 12% Secured Convertible Debenture in the principal amount of $1,100,000	(1)
10.88	Amended and Restated Security Agreement dated March 30, 2007 between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
10.89	Form of Warrant No. USHP-4-1 to purchase 31,429 shares of U.S. Helicopter common stock at $1.75 per share issued to Cornell Capital Partners, LP	(1)
10.90	Form of Warrant No. USHP-4-2 to purchase 40,741 shares of U.S. Helicopter common stock at $1.35 per share issued to Cornell Capital Partners, LP	(1)
10.91	Form of Warrant No. USHP-4-3 to purchase 35,484 shares of U.S. Helicopter common stock at $1.55 per share issued to Cornell Capital Partners, LP	(1)
10.92	Form of Warrant No. USHP-4-4 to purchase 47,827 shares of U.S. Helicopter common stock at $1.15 per share issued to Cornell Capital Partners, LP	(1)
(1) Exhibit filed herewith.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: April 4, 2007
U.S. HELICOPTER CORPORATION (Registrant)
By:	/s/ John G. Murphy
John G. Murphy Chief Executive Officer and President

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